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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-

-2(a) (Amendment No. 2*) 1

CORVIS CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title Class of Securities)

221009 10 3 (CUSIP Number)

David R. Huber

HRLD Limited Partnership

9212 Berger Road

Columbia, Maryland 21046-9400

(443) 259-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 18, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 221009 10 3	13D	Page 2 of 7

1.	Name of Reporting Person, S.S. or I.R.S. Identification of above person David R. Huber

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds* PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 62,876,631 8. Shared Voting Power 31,118,942 9. Sole Dispositive Power 62,876,631 10. Shared Dispositive Power 31,118,942

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 93,995,573

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 22.7%

14.	Type of Reporting Person IN

*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 221009 10 3	13D	Page 3 of 7

1.	Name of Reporting Person, S.S. or I.R.S. Identification of above person HRLD Limited Partnership

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 24,649,849 9. Sole Dispositive Power 0 10. Shared Dispositive Power 24,649,849

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,649,849

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 6.0%

14.	Type of Reporting Person PN

*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 221009 10 3	13D	Page 4 of 7

This statement amends a Schedule 13D filed by Dr. Huber with the Securities and Exchange Commission on June 21, 2002, as amended on April 7, 2003. Capitalized terms have the same meaning as in the initial Schedule 13D.

Item 5. Interest in Securities of the Issuer

David R. Huber:

(a)	Aggregate number of shares and percentage of the class beneficially owned:

93,995,573 shares, or 22.7 % of the outstanding Common Stock.

(b)	Sole power to vote: 62,876,631

Shared power to vote: 31,118,942

Sole power to direct the disposition: 62,876,631

Shared power to direct the disposition: 31,118,942

Dr. Huber shares voting and dispositive control through his controlling interest in a number of charitable trusts and other entities, as detailed in Item 3.

(c) Transactions in securities in the past 60 days: On June 18, 2003, pursuant to the terms of a warrant issued on May 15, 2002 in connection with the Merger, Optical Capital Group, LLC acquired the right to purchase 45,645 shares of Common Stock at an exercise price of $0.2889 per share, the right to purchase 67,603 shares of Common Stock at an exercise price of $0.8185 per share and the right to purchase 43,320 shares of Common Stock at an exercise price of $0.01 per share. The rights to purchase shares of Common Stock under such warrant are immediately exercisable and remain exercisable through May 16, 2005. On June 18, 2003, Optical Capital Group, LLC received 1,514,642 shares of Common Stock in connection with the release of shares held in escrow following the Merger involving the Company and Dorsal.

On June 18, 2003, pursuant to the terms of a warrant issued on May 15, 2002 in connection with the Merger, HRLD Limited Partnership acquired the right to purchase 41,057 shares of Common Stock at an exercise price of $0.2889 per share, the right to purchase 60,809 shares of Common Stock at an exercise price of $0.8185 per share, and the right to purchase 38,966 shares of Common Stock at an exercise price of $0.01 per share. The rights to purchase shares of Common Stock under such warrant are immediately exercisable and remain exercisable through May 16, 2005. On June 18, 2003, HRLD Limited Partnership received 1,362,653 shares of Common Stock in connection with the release of shares held in escrow following the Merger.

Dr. Huber had previously reported beneficial ownership of the foregoing escrowed shares in his prior Schedule 13D.

On June 18, 2003, pursuant to the terms of a warrant issued on May 15, 2002 in connection with the Merger, OCG Equity Partners, LLC acquired the right to purchase 269 shares of Common Stock at an exercise price of $0.2889 per share, the right to purchase 398 shares of Common Stock at an exercise price of $0.8185 per share and the right to purchase 255 shares of Common Stock at an exercise price of $0.01 per share. The rights to purchase shares of Common Stock under such warrant are immediately

CUSIP No. 221009 10 3	13D	Page 5 of 7

exercisable and remain exercisable through May 16, 2005. On June 18, 2003, OCG Equity Partners, LLC received 9,105 shares of Common Stock in connection with the release of shares held in escrow following the Merger. Dr. Huber disclaims beneficial ownership of the Common Stock held by OCG Equity Partners, LLC.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock disclosed herein.

(e) Not applicable.

HRLD Limited Partnership:

(a)	Aggregate number of shares and percentage of the class beneficially owned:

24,649,849 shares, or 6.0 % of the outstanding Common Stock.

(b)	Sole power to vote: 0

Shared power to vote: 24,649,849

Sole power to direct the disposition: 0

Shared power to direct the disposition: 24,649,849

(c) Transactions in securities in the past 60 days: On June 18, 2003, pursuant to the terms of a warrant issued on May 15, 2002 in connection with the Merger, HRLD Limited Partnership acquired the right to purchase 41,057 shares of Common Stock at an exercise price of $0.2889 per share, the right to purchase 60,809 shares of Common Stock at an exercise price of $0.8185 per share, and the right to purchase 38,966 shares of Common Stock at an exercise price of $0.01 per share. The rights to purchase shares of Common Stock under such warrant are immediately exercisable and remain exercisable through May 16, 2005. On June 18, 2003, HRLD Limited Partnership received 1,362,653 shares of Common Stock in connection with the release of shares held in escrow following the Merger.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock disclosed herein.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

In connection with the Merger, each of Optical Capital Group, LLC, HRLD Limited Partnership and OCG Equity Partners, LLC received a warrant to purchase shares of Common Stock as detailed in Item 5. The number of shares of Common Stock underlying each warrant were determined by calculating the number of options and restricted shares forfeited by Dorsal employees who departed from Corvis within one year of the effective date of the Merger. Each warrant is exercisable through May 16, 2005.

Item 7. Material to Be Filed as Exhibits

Exhibit 1. Warrant Dated May 15, 2002, issued by Corvis Corporation to Optical Capital Group, LLC.

CUSIP No. 221009 10 3	13D	Page 6 of 7

Exhibit 2. Warrant Dated May 15, 2002, issued by Corvis Corporation to HRLD Limited Partnership.

Exhibit 3. Warrant Dated May 15, 2002, issued by Corvis Corporation to OCG Equity Partners, LLC.

CUSIP No. 221009 10 3	13D	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	June 27, 2003	By:	/s/ DAVID R. HUBER
		Name:	David R. Huber

HRLD LIMITED PARTNERSHIP

Date:	June 27, 2003	By:	/s/ DAVID R. HUBER
David R. Huber, President HRLD Corporation

General Partner of HRLD Limited Partnership